Exhibit 99.98

NOTICE OF 2019 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND NOTICE OF AVAILABILITY OF MEETING MATERIALS

1	Notice of meeting

NOTICE IS HEREBY GIVEN THAT the Annual and Special Meeting of Shareholders (the “Meeting”) of Prometic Life Sciences Inc. (the “Corporation” or “Prometic”) will be held on Wednesday, June 19, 2019 at 10:30 a.m. (Montreal time) at the Centre Mont-Royal, Room Cartier 1 & 2, 2200, rue Mansfield, Montreal, Quebec, Canada for the following purposes:

1

to receive the consolidated financial statements of the Corporation for the financial year ended December 31, 2018 and the auditors’ report thereon (for details, see subsection “Financial Statements and Auditor’s Report” under the “Business of the Meeting” section of the management information circular of the Corporation dated May 7, 2019 (the “Management Information Circular”));

2	to elect the directors for the ensuing year (for details, see subsection “Election of Directors” under the “Business of the Meeting” section of the Management Information Circular);

3

to appoint the auditors for the ensuing year and to authorize the directors to fix their remuneration (for details, see subsection “Appointment of Auditors” under the “Business of the Meeting” section of the Management Information Circular);

4

to consider and, if deemed advisable, pass an ordinary resolution of the shareholders, the full text of which is reproduced in Schedule “D” to the Management Information Circular, to approve the Omnibus Incentive Plan of the Corporation (the “Omnibus Incentive Plan”) (for details, see subsection “Omnibus Incentive Plan” under the “Business of the Meeting” section of the Management Information Circular);

5

to consider and, if deemed advisable, pass a special resolution (the “Consolidation Resolution”), the full text of which is reproduced in Schedule “E” to the Management Information Circular, authorizing the Board of Directors of the Corporation (the “Board”) to amend the articles of the Corporation to effect a consolidation of all of the issued and outstanding common shares of the Corporation (the “Common Shares”), on the basis of a consolidation ratio to be selected by the Board within a range between seven hundred fifty (750) pre-consolidation Common Shares for one (1) post-consolidation Common Share and one thousand two hundred fifty (1250) pre-consolidation Common Shares for one (1) post-consolidation Common Share (the “Share Consolidation”), effective as at the discretion of the Board (for details, see subsection “Share Consolidation” under the “Business of the Meeting” section of the Management Information Circular); and

6	to transact such other business as may properly be brought before the Meeting or any reconvened meeting following its adjournment or postponement.

Shareholders are reminded to review the Management Information Circular carefully before voting because it has been prepared to help you make an informed decision.

1.1 Notice-and-Access

This year, as permitted by Canadian securities regulators, you are receiving this notification as the Corporation has decided to use the “notice-and-access” mechanism for delivery to the shareholders of this notice of annual and special meeting of shareholders, the Management Information Circular and other proxy-related materials (the “Meeting Materials”) as well as the annual audited consolidated financial statements of the Corporation for the financial year ending December 31, 2018, together with the independent auditor’s report thereon and related management’s discussion and analysis (together, the “Financial Statements”). Notice-and-access is a set of rules that allows issuers

Prometic Life Sciences Inc.

2019 Management Information Circular

to post electronic versions of proxy-related materials online, via SEDAR and one other website, rather than mailing paper copies of such materials to shareholders. Under notice-and-access, shareholders still receive a proxy form or voting instruction form enabling them to vote at the Corporation’s Meeting. However, instead of a paper copy of the Meeting Materials and the Financial Statements, shareholders receive a notice which contains information on how they may access the Meeting Materials and the Financial Statements online and how to request a paper copy. The use of notice-and-access will directly benefit the Corporation by substantially reducing its printing and mailing costs and is more environmentally friendly as it reduces paper use.

1.2 How to access the Meeting Materials and the Financial Statements

Our Website	On SEDAR

Prometic.com	Sedar.com

under “Investors & Media”/ “Investor Briefcase”

1.3 How to request a paper copy of the Meeting Materials and of the Financial Statements

1.3.1 Before the Meeting

If your name appears on a share certificate, you are considered as a “registered shareholder”. You may request paper copies of the Meeting Materials and the Financial Statements at no cost to you by calling Computershare toll-free, within North America - 1-866-962-0498 or direct, from outside of North America – 514-982-8716 and entering your control number as indicated on your form of proxy.

If your Common Shares are listed in an account statement provided to you by an intermediary, you are considered as a “non-registered shareholder”. You may request paper copies of the Meeting Materials and the Financial Statements from Broadridge at no cost to you up to one year from the date the Management Information Circular or the date of the Annual Financial Statements was filed on SEDAR through the Internet by going to www.proxyvote.com or by telephone at 1-877-907-7643 and entering the 16-digit control number located on the voting instruction form or notification letter and following the instructions provided.

Please note that you will not receive another form of proxy or voting instruction form; please retain your current one to vote your shares.

In any case, requests should be received at least five (5) business days prior to the proxy deposit date and time which is set for June 17, 2019 at 5:00 p.m. (Eastern Time) in order to receive the Meeting Materials and the Financial Statements in advance of such date and the Meeting date. To ensure receipt of the paper copy in advance of the voting deadline and Meeting date, we estimate that your request must be received no later than 5:00 p.m. (Eastern Time) on June 5th, 2019.

1.3.2 After the Meeting

By telephone at 1-888-959-4007 or online at www.prometic.com/contact us. A copy of the Meeting Materials and the Financial Statements will be sent to you within ten (10) calendar days of receiving your request.

Prometic Life Sciences Inc.

2019 Management Information Circular

1.4 Voting

1.4.1 Registered shareholder

If you are a registered shareholder, you may vote your Common Shares on the Internet, by phone or by mail. Please refer to the instructions on your separate form of proxy on how to vote using these methods. You may also vote in person by presenting yourself at the Annual and Special Meeting of Shareholders to a representative of Computershare. If you wish to vote in person at the Meeting, do not complete or return the form of proxy.

1.4.2 Non-registered shareholder

Non-registered shareholders should refer to the instructions on the separate voting instruction form sent by the shareholder’s nominee. To vote in person at the Meeting, the non-registered shareholder must insert its own name in the space provided on the request for voting instructions provided by the nominee to appoint himself/herself as proxy holder and follow the instructions of the nominee.

The record date for determination of shareholders entitled to receive notice of and to vote at the Meeting is May 10, 2019.

The deadline for receiving duly completed forms of proxy or voting instruction forms or a vote using the telephone or over the Internet is 5:00 p.m. (Eastern Time) on June 17, 2019.

1.5 Questions

1.5.1 Registered shareholder

If you have any questions regarding this notice, the notice-and-access mechanism or the Meeting, please call Computershare at 1-800-564-6253 (toll free in Canada and the United States) between 8:30 a.m. and 8:00 p.m. Eastern Time or 514-982-7555 (international direct dial) or by email at service@computershare.com.

1.5.2 Non-registered shareholder

Any questions regarding this notice, the notice-and-access mechanism or the Meeting, please call Broadridge Investor Communication Solutions at 1-855-887-2244.

By order of the Board of Directors,

(s) Patrick Sartore

Patrick Sartore

Chief Legal Officer and Corporate Secretary

Laval, Québec, this 7th day of May, 2019

IMPORTANT

If you cannot attend the Meeting personally, please sign, date and return the enclosed Form of Proxy in the envelope provided for that purpose to the transfer agent of the Corporation, Computershare Trust Company of Canada, 100 University Avenue, 9th floor, Toronto, Ontario M5J 2Y1, no later than forty-eight hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any reconvened meeting following its adjournment or postponement.

Prometic Life Sciences Inc.

2019 Management Information Circular